UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated September 26, 2024, announcing that the Company sold two Suezmax vessels.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: September 26, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

Exhibit 99.1

PRESS RELEASE Regulated Information Thursday 26 September 2024 – 08.00 a.m. CET _______________________________________

EURONAV SELLS TWO SUEZMAXES

ANTWERP, Belgium, 26 September 2024 – Euronav NV (NYSE: CMBT & Euronext: CMBT) (“Euronav” or the “Company”) has sold two Suezmax vessels, Sapphira (2008, 150,205 dwt) & Statia (2006, 150,205 dwt) to a wholly owned subsidiary of CMB NV at today’s market value as part of the fleet rejuvenation. The sale will generate a capital gain of 61.38 million USD. The vessels will be delivered to their new owner on 26 September 2024.

The procedure for related parties transactions under Belgian law was applied in connection with the sale. More information can be found in the legal announcement attached to this press release. The advice of the committee of independent directors will be made available on the Company’s website.

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Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: Katrien.hennin@cmb.tech

Q3 2024 Earnings results – 7 November 2024
About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a diversified & futureproof maritime group with over 160 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and crude oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol CMBT.

Euronav will change its group's name to CMB.TECH, effective as of 1 October. Euronav will remain the oil tanker shipping company within the group.

About CMB NV
CMB, Compagnie Maritime Belge, is a maritime group with its registered offices in Antwerp. CMB is the major shareholder of Euronav / CMB.TECH.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, timings or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections or meet expected timings.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ANNOUNCEMENT Regulated Information Announcement in application of Article 7:116, §4/1 BCA Thursday 26 September 2024 – 08.00 a.m. CET _______________________________________

ANTWERP, Belgium, 26 September 2024 – Yesterday, the Supervisory Board of Euronav NV (“Euronav” or “the Company”) (NYSE: CMBT & Euronext: CMBT) approved the entry by Euronav into memoranda of agreement regarding the sale of two of its Suezmax tankers and a short-term time charter party with Bocimar International NV (“BOI”).

BOI, the counterparty to these contracts, is a wholly owned subsidiary of CMB NV, the controlling shareholder of the Company and thus is a related party within the meaning of IAS 24. The transaction is therefore subject to the procedure provided for in Article 7:116 BCAC.

Details of the transaction

The sale concerns two Suezmax tankers, named the Statia and the Sapphira (the “Vessels”).

The purchase price for the Vessels is based on the highest of the combined fair market valuations of the Vessels issued by two independent, reputable shipbrokers (Braemar and VesselsValue). The aggregate purchase price is USD 86,750,000.

To facilitate the smooth delivery of the Sapphira, a short-term time charter party will be entered into in respect of the Sapphira (which is relatively insignificant).

Transaction rationale

The transaction enables the Company to manage its portfolio of ships in line with its fleet rejuvenation strategy.

The Company will use the net proceeds to fund the committed capital expenditure on its future proof newbuilt vessels or for initial advances on newbuilt vessels if future projects are confirmed.

Conclusion of Committee and assessment of auditor

A Committee of three independent members of Euronav’s Supervisory Board (the “Committee”) has reviewed the terms and conditions of the transaction documents and has issued a written reasoned advice to the Supervisory Board. In its advice, the Committee stated that it is of the view that “the transaction is not manifestly unlawful in nature and that it is unlikely that the transaction would result in disadvantages to Euronav that are not outweighed by benefits to Euronav”. The Committee therefore advised favourably on the transaction.

The assessment carried out by Euronav’s statutory auditor provides as follows: “Based on our assessment, nothing has come to our attention that makes us to believe that the financial and accounting data referred to in the opinion of the committee of independent members of the supervisory board dated 24 September 2024 or in the minutes of the supervisory board dated 25 September 2024, motivating the proposed transaction, are not consistent in all material respects with the information available to us in the context of our assignment.”